                                                      Filed by Viant Corporation
                                   pursuant to Rule 425 under the Securities Act
                                            of 1933 and deemed filed pursuant to
                           Rule 14a-12 under the Securities Exchange Act of 1934

                                              Subject Company: Viant Corporation
                                                     Commission File No. 0-26303


On April 5, 2002, Viant Corporation distributed the following email message to employees related to the planned merger between Viant and a wholly owned subsidiary of divine, Inc.:

Viant Team:

This morning we announced that Viant entered into a definitive agreement to be acquired by divine, Inc. We're very excited about this move and believe that Viant complements divine's solutions to address the full spectrum of needs of the extended enterprise.

For those of you less familiar with divine (Nasdaq: DVIN), the company offers professional services, software and managed applications that extend the enterprise through collaboration, interaction, and knowledge solutions to increase efficiency, drive revenue, and build customer loyalty. divine focuses on Global 5000 and high growth middle market firms and currently has a customer base exceeding 20,000. I encourage you to visit the company's web site at WWW.DIVINE.COM for more detailed information.

By teaming with divine, we expect to extend our sales channel and become part of a broader, extremely compelling solution offering. Our intent is to maximize this opportunity so that we can continue to provide outstanding value to our clients.

The combination is attractive to both companies for a number of reasons. First and foremost, Viant and divine have recognized that we share a common point of view about the future of the extended enterprise. Viant had targeted the premium end of the market while divine has the scale to target a much broader market. Through this acquisition, Viant adds the Northeast region presence, while enhancing divine's industry, strategy and custom solution planning and development expertise -- critical components for success in completing divine's vision; divine provides a broad spectrum of products and services, plus the scale required for market success.

 divine is impressed by our strong list of satisfied clients, and by the strength and compatibility of our culture with theirs.

I, members of the Viant SLT and divine leaders look forward to meeting with you in the days and weeks to come to clearly articulate the vision of divine.

We will initiate the communication process through a company comms call today at 12:00 noon ET. We will discuss strategic merits of the agreement and introduce divine's CEO, Andrew ("Flip") Filipowski and other divine senior leaders to the Viant family. Today's call will be broadcast to the Los Angeles, Boston, and New York offices and to our team at GTECH; Vianteers working remotely should also dial in. Dial in instructions will be available through your office manager. I look forward to "seeing" you on the call today.

Bob


                              *********************

ADDITIONAL INFORMATION

DIVINE INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED TRANSACTION, AND DIVINE AND VIANT INTEND TO MAIL A JOINT PROXY STATEMENT/PROSPECTUS TO THEIR RESPECTIVE STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE MERGER WHEN IT IS AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIVINE, VIANT AND THE PROPOSED TRANSACTION. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this document.

divine, inc. and Viant Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of divine and Viant with respect to the transactions contemplated by the merger agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001, and divine's proxy statement/prospectus, which was filed with the SEC on September 17, 2001. Information regarding Viant's directors and executive officers is included in Viant's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 27, 2001. More recent information regarding the directors and executive officers of divine and Viant and additional information regarding both companies and the interests of their directors and executive officers in the proposed transaction will be included and/or incorporated by reference in the joint proxy statement/prospectus regarding the proposed transaction to be filed with the SEC. Each of divine and Viant file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at

450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by divine and Viant with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Page: divine or Viant by making your request to the respective contacts listed at the beginning of this document.

IMPORTANT NOTICE

The statements contained in this document that are forward-looking are based on current expectations and projections about the Viant transaction, including the contributions Viant is expected to make to divine, as well as divine's future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to divine and are subject to a number of risks, uncertainties and other factors that could cause divine's actual results, performance, prospects or opportunities in 2002 and beyond to differ materially from these expressed in, or implied by, these forward-looking statements. The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close; the risk that the Viant Corporation business and other acquired businesses will not be integrated successfully or that divine will incur unanticipated costs of integration; divine's ability to execute its integrated Web-based technology, professional services, and managed applications strategy; divine's ability to develop enterprise Web software and services; the uncertainty of customer demand for enterprise Web software and services; the combined companies' ability to develop new products and services and enhance and support existing products and services; the combined companies' ability to maintain Viant's vendor and strategic partner relationships and retain key employees; increasing competition from other providers of software solutions and professional services; divine's ability to satisfy the continued listing requirements of the Nasdaq National Market; fluctuations in the trading price and volume of divine's stock; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the registration statement to be filed by divine with the SEC relating to this transaction. Further information about risks and uncertainties relating to the companies and their respective businesses can be found in their most recent respective Forms 10-K filed with the SEC. You should not place undue reliance on any forward-looking statements. Except as required by the federal securities laws, divine undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this document.